EXHIBIT 2

           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations

Results of Operations
---------------------

Three and Six Months Ended June 30, 2003, Compared to the Three and Six Months Ended June 30, 2002.

Overview
--------

Net revenue for the quarter ended June 30, 2003, decreased by $3.6 million, or 5.4%, while net revenue for the first six months of 2003 increased by $6.2 million, or 5.3%, compared to the same periods in 2002. During the second quarter of 2003, the lumber segment experienced a significant decline in revenues in comparison to the previous year due to lower commodity pricing as well as higher duties on sales of lumber to the United States. The duty expense for the quarter amounted to $2.9 million, compared to a net duty reversal of $2.6 million in the same period last year. Pulp segment revenue continued to improve in 2003, more than offsetting lower revenues from the lumber segment. The Canadian dollar also maintained its upward momentum in the second quarter, appreciating by approximately 17% since the beginning of the year. The negative impact of the stronger Canadian dollar was largely mitigated by the Company's currency program, which hedged approximately 63% of its U.S. dollar revenue. The program's benefits amounted to $4.1 million in the quarter and $6.0 million for the first six months of 2003.

Operating earnings for the second quarter decreased by $2.3 million and increased by $1.2 million for the first six months of 2003, compared to the same periods in 2002. While operating earnings from the lumber segment were significantly weaker than the previous year as a result of reduced revenues, they were offset by significantly stronger operating results from the pulp segment, as well as the absence of a one-time provision for severance costs of $2.3 million in 2002. Both segments continue to generate positive cash flow as a result of low manufacturing costs.


Lumber
------

Net revenue from the lumber segment decreased by $9.7 million in the quarter and by $8.7 million for the first six months of 2003, compared to the same periods in 2002. The decreased revenue was primarily the result of lower average mill net realizations, which were $149 per thousand board feet lower in the quarter compared to the second quarter of 2002. The decrease was due to lower commodity prices and higher duties on sales of softwood lumber to the United States. Lumber prices in the quarter were lower in comparison to those realized last year, with the 2003 second-quarter benchmark price for SPF 2 x 4 averaging US$238 per thousand, compared to US$288 per thousand in the second quarter of 2002. Mill nets were also reduced as a result of higher countervailing and anti-dumping lumber duties that totalled $2.9 million in the quarter, compared to a net duty recovery of $2.6 million in the same quarter of 2002. While average mill nets were weak in the quarter, sales volumes improved by 5.5 million board feet, or 7.3%, over the same period last year, and by 17% for the first six months of 2003. The increase is attributed to higher production at both sawmills.

Operating results from the lumber segment decreased by $8.5 million in the quarter and by $8.4 million for the first six months of 2003, compared to the same periods in 2002. The reduced operating earnings were the direct result of lower net revenue. Despite the reduced revenues, the segment continued to generate positive cash flow, largely as a result of reduced manufacturing costs. For the first six months of 2003, the lumber segment's cost-of-sales fell by $43 per thousand compared to 2002. The decrease was due to higher production at both the Whitecourt and Boyle sawmills and lower fibre costs at Boyle resulting from the utilization of fire-damaged timber.

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Pulp
----

Net revenue from the pulp segment increased by $6.0 million, or 18.0%, in the quarter and by $14.7 million, or 24.2%, in the first six months of 2003, compared to the same periods in 2002. The increase in the quarter was largely the result of higher sales prices, which were partially offset by lower sales volumes. Average net sales prices improved by $117 per tonne, or 26.3%, in the quarter compared to the same period in 2002, on the strength of price increases in the first quarter and in the beginning of the second quarter. While average mill net realizations were strong for the first six months of 2003, increasing world-wide inventory levels during the quarter resulted in a price decrease towards the end of the second quarter. Because of growing inventory levels, the outlook is for further price decreases in the third quarter of this year. While sales volumes were down 6.4% in the quarter from the previous year's level, the demand for BCTMP remained strong, with sales volumes up 2% for the first six months of 2003 compared to 2002.

Operating earnings from the pulp segment increased by $6.0 million in the quarter and by $9.3 million in the first six months of 2003, compared to the same periods in 2002, due to higher revenues, which were partially offset by higher manufacturing costs.

Corporate and Other
-------------------

Net revenue increased by $0.1 million in the quarter and by $0.3 million for the first six months of 2003, compared to the same periods in 2002. The increase is primarily the result of increased sales commissions from the marketing agreement with the Meadow Lake pulp mill.

Operating results in this segment improved by $0.2 million in the quarter and $0.4 million in the first six months of 2003, compared to the same period in 2002, largely as a result of the increased revenue from Meadow Lake. General and administrative costs for the quarter and for the first six months of 2003 are in line with 2002 levels.

Financing Expenses
------------------

Financing expenses for the quarter were consistent with 2002 levels but have shown an increase of $1.1 million for the first six months of 2003 compared to the same period in 2002. The change in financing expenses was primarily the result of exchange rate fluctuations. The U.S. dollar exchange rate at June 30, 2003, was 1.3483, compared to 1.4708 at March 31, 2003 and 1.5787 at December 31, 2002. The significant appreciation in value of the Canadian dollar relative to the U.S. dollar resulted in lower interest expense on long-term debt of $1.0 million for the quarter and $1.7 million for the first six months of 2003, but an increase in foreign exchange losses on U.S. dollar cash and working capital of $1.1 million for the quarter and $3.0 million for the first six months of 2003.

Unrealized Exchange Gain on Debt
--------------------------------

Unrealized foreign exchange gains on U.S. dollar Senior Notes amounted to $19.6 million in the quarter and $36.9 million for the first six months of 2003, as a result of a significantly stronger Canadian dollar since the end of 2002. These gains were unrealized, therefore resulting in no impact on the Company's cash flow. Any gains or losses on debt are excluded from the calculation of employees profit sharing plan.

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Income Taxes
------------

Operating results for the quarter and first six months ended June 30, 2003, were subject to income and capital taxes at an effective rate of 35%. The actual tax rate for the quarter varies significantly from the effective rate, primarily because of the non-taxable portion of unrealized exchange gains on debt and the recognition of previously unrecognized tax benefits. Income tax expense for the quarter consists of large-corporations capital tax of $0.2 million and future income taxes of $2.6 million, compared to large-corporations capital tax of $0.2 million and future income taxes of $3.3 million in 2002. During the quarter, the Company recorded $0.9 million of previously unrecognized tax benefits related to the translation of foreign currency debt. For the first six months of 2003, income tax expense consisted of large-corporations capital tax of $0.3 million and future income taxes of $2.3 million, compared to large-corporations capital tax of $0.3 million and future income taxes of $1.6 million in 2002. During the first six months of 2003, the Company recorded $3.6 million of previously unrecognized tax benefits related to the translation of foreign currency debt.

Liquidity and Capital Resources
-------------------------------

For the quarter ended June 30, 2003, the Company generated cash of $6.2 million from operations, including changes in working capital, compared to $10.7 million for the second quarter of 2002. The decreased cash flow from operations in the quarter was largely the result of higher pulp and lumber inventory balances. For the first six months of 2003, the Company required cash of $11.0 million for operations, compared to $1.5 million in the same period in 2002. The higher cash requirement in 2003 was the result of the recognition of $6.5 million of deferred revenue, as well as higher pulp and lumber inventory levels at the end of the quarter.

Net capital expenditures increased by $1.7 million in the quarter and $2.1 million for the first six months of 2003, compared to the same periods in 2002. While the amount of capital spending has increased from the relatively low levels of the previous year, there were no major capital projects underway. Capital expenditures during the quarter included the acquisition of a small timber allocation and the commencement of expenditures towards a $1.8 million dry kiln.

At June 30, 2003, the Company had cash of $21.0 million, compared to a cash balance of $13.2 million in June, 2002. An additional $47.2 million was available under the Company's revolving credit facility, of which $3.8 million was committed for letters of credit.

Based on its current level of operations, the Company believes that its cash flows from operations, cash balances and availability under its revolving credit facility will provide sufficient liquidity to meet its scheduled interest payments, anticipated capital expenditures and working capital needs over the next 12 months. However, the Company's future operating performance may be adversely affected by changing economic conditions and by financial, market and other factors, many of which may be beyond the Company's control.